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                                                                  EXHIBIT (a)(8)


           INTERNATIONAL HOME FOODS AGREES TO ACQUIRE GRIST MILL CO.,
             A LEADING MANUFACTURER OF PRIVATE LABEL FOOD PRODUCTS,
                      IN TRANSACTION VALUED AT $105 MILLION

PARSIPPANY, N.J. and LAKEVILLE, Minn., Mar. 11, 1998 -- International Home Foods, Inc. (NYSE: IHF), a leading branded food products company, and Grist Mill Co. (Nasdaq: GRST), a leading U.S. manufacturer of private-label cereal bars and fruit snack products, today announced that they have signed a definitive agreement under which IHF will acquire Grist Mill in a transaction valued at approximately $105 million.

Under the terms of the merger agreement, a subsidiary of IHF will commence a cash tender offer for all of the outstanding shares of common stock of Grist Mill, together with the associated stock purchase rights, for $14.50 per share in cash. As soon as practicable following the completion of the tender offer, IHF will consummate a second-step merger in which the remaining stockholders of Grist Mill will also receive $14.50 per share in cash. Grist Mill currently has 6,860,692 shares of common stock outstanding.

In connection with the execution of the merger agreement, IHF entered into a stockholder agreement with a significant stockholder of Grist Mill who holds outstanding shares and options exercisable for shares that in the aggregate represent approximately 8.9% of the outstanding shares of Grist Mill common stock. Prior to any termination of the merger agreement, the stockholder agreement requires the stockholder to tender his shares into IHF's tender offer and to vote his shares against any other third-party acquisition proposals.

IHF expects to commence its cash tender offer on or before March 17, 1998. The cash tender offer and merger are subject to customary conditions, including the tender of a majority of Grist Mill's fully diluted shares of common stock and expiration of the applicable waiting period under the Hart- Scott-Rodino Act. The tender offer will be made pursuant to definitive documents to be filed with the Securities Exchange Commission.

Based in the Minneapolis suburb of Lakeville, Minn., Grist Mill is the leading manufacturer and supplier of private-label cereal bars and fruit snacks, and has a growing presence in the ready-to-eat cereal private-label category. For the fiscal year ended May 31, 1997, Grist Mill reported net income of $2.8 million ($0.42 per share) on sales of $108.5 million. For the six-month period ended November 30, 1997, the company reported net income of $2.7 million ($0.39 per share) on sales of $54.7 million.

C. Dean Metropoulos, Chairman and Chief Executive Officer of International Home Foods, said: "Grist Mill, under the capable leadership of CEO Glen Bolander, has emerged as a leading manufacturer of high-quality, value-priced cereal bars, fruit snacks and ready-to-eat cereals in the United States, and it will provide the platform for IHF's private-label business expansion. Grist Mill will benefit from IHF's broad distribution network, which includes traditional supermarket chains,

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as well as alternative channels such as club stores and mass merchants. In addition, we anticipate significant manufacturing and distribution synergies between our two companies."

Glen Bolander, Grist Mill's CEO, said: "This is an exceptionally attractive opportunity to maximize the value of Grist Mill for our shareholders and to team up with IHF, which has rapidly emerged as one of the largest, fastest-growing and most dynamic food companies in the U.S. I look forward to working with C. Dean Metropoulos and his management team to complete the transaction and integrate our operations in a smooth, seamless manner."

Grist Mill is a manufacturer and distributor of store brand and value-priced branded food products including ready-to-eat cereals, fruit snacks, granola bars, fruit-filled cereal bars, crisp rice marshmallow bars and preformed pie crusts.

International Home Foods, Inc. is a nationally prominent manufacturer, distributor and marketer of food products. Its significant established brands include Chef Boyardee(R) prepared foods, Bumble Bee(R) canned seafood, PAM(R) cooking spray, Polaner(R) fruit spreads and spices, Gulden's(R) mustard, Crunch'n Munch(R) glazed popcorn, Campfire(R) marshmallows and crisped rice bars, Ro*tel(R) tomatoes with green chilies, Dennison's(R) chili, and Ranch Style(R) and Luck's(R) beans.

Information Concerning Forward-Looking Statements

Statements contained in this press release which are not historical facts are forward-looking statements. Such forward-looking statements are necessary estimates reflecting the best judgment of the party making such statements based upon current information and involve a number of risks and uncertainties. Forward-looking statements contained in this press release or in other public statements of the parties should be considered in light of those factors. There can be no assurance that such factors or other factors will not affect the accuracy of such forward-looking statements.

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Contacts:         International Home Foods

                  Lynne Misericordia
                  IHF Treasurer
                  973-359-3195
                  or
                  Roy Winnick/Mark Semer
                  Kekst and Company
                  212-521-4842 or 4802

                  Grist Mill Co.
                  Ardie Thorson
                  Shareholder Relations
                  612-469-7405
                  or
                  Dan Kinsella
                  Vice President/CFO
                  612-469-4981



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